China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province
China 475002

March 24, 2009

By EDGAR Transmission and by Hand Delivery
Edward M. Kelly, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Valves Technology, Inc.
Pre-effective Amendment 5 to Registration Statement on Form S-1
Filed February 20, 2009
File No. 333-154159
Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
Subsequent Exchange Act Reports
File No. 0-28481

Dear Mr. Kelly:

On behalf of China Valves Technology, Inc. (“China Valves” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 19, 2009, providing the Staff’s comments with respect to the above referenced Amendment 5 to our Registration Statement on Form S-1.

Please be advised that on March 19, 2009, we filed our Annual Report on Form 10-K, including our audited consolidated financial statements for the years ended December 31, 2008 and 2007.  An amendment to the Form 10-K was filed on March 23, 2009, solely to correct a typographical error in the dateline of the report of our independent registered public accounting firm.  We have today filed amendment 6 to the Registration Statement on Form S-1.  In that amendment, we have included the audited consolidated financial statements for the years ended December 31, 2008 and 2007 and have removed from the Registration Statement the unaudited consolidated financial statements for the three and nine months ended September 30, 2008 and 2007 and the audited consolidated financial statements for the years ended December 31, 2007 and 2006.  We have also revised accordingly Management’s Discussion and Analysis of Financial Condition and Results of Operations and have made conforming changes to other areas of the Registration Statement.

For the information of the Staff, we would also advise that:

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1.
The August 26, 2008 acquisition of the Real Estate on which we operate, which was previously awaiting government approval, was completed on March 6, 2009 following receipt of the approval for the transfer of the Land Use Rights.  The discussion of this transaction has been appropriately modified wherever it occurs in the Registration Statement.

2.
In connection with the Make Good Escrow Agreement (comment 1 below), the earnings target for 2008 was met and accordingly we have recognized, in our December 31, 2008 financial statements, a non-cash compensation charge related to the shares released from escrow.  We have also made conforming changes to the discussion of the Make Good Escrow Agreement, and the actual and potential earnings charges related to it, wherever such discussion occurs in the Registration Statement.

3.
With respect to the consents included as exhibits to the Registration Statement (comment 2 below), previous exhibit 23.2 (the consent of Madsen & Associates) has been removed, as their report related to the December 31, 2006 financial statements is no longer included in the Registration Statement, as a result of the removal of those financial statements.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Note 13 – Shareholder’s Equity, page F-25

1.
Regarding the Make Good Escrow Agreement, we note that 8,388,688 shares will be released to the investors or returned to the shareholder, depending on the fulfillment of the specified earnings targets. The specified earnings target for calendar year 2008 is net income of $10,500,000. Given your net income of $8.1 million for the nine months ended September 30, 2008, it appears likely that you will meet this target for 2008 and thus will release the shares. As such, please disclose in your MD& A that, if true, it is probable that you will meet the earnings target for 2008 pursuant to the Make Good Escrow Agreement and quantify the amount of compensation that you will be required to recognize. Given the significance of this charge, we believe that this disclosure needs to be prominently disclosed in the context of your September 30, 2008 tabular financial results of operations.

China Valves Response:   The December 31, 2008 financial statements now included in the Registration Statement include disclosure in Note 12 that the earnings target for 2008 was met and that therefore a compensation charge related to the shares to be released from escrow has been recognized. We have also added discussion of this charge to the MD&A under “General and Administrative Expenses” and have made conforming changes throughout the Registration Statement wherever the Make Good Escrow Agreement is discussed.

Exhibit 23

1.
We note that the consents filed as exhibits 23.1 and 23.2 refer to amendment 4 to the registration statement filed on Form S-1. Given that there is actually a fifth amendment, please obtain currently dated consents that refer to the correct amendment and refile the Form S-1 in its entirety. In this case, the consents shall now refer to amendment 6 to the registration statement filed on Form S-1.

China Valves Response:  We have included as exhibit 23.1 a currently dated consent that refers to amendment 6.  Previous exhibit 23.2, the consent of Madsen & Associates, has been removed, as their report is no longer included in the Registration Statement.  We have also included a revised and currently dated Exhibit 5.1 opinion that refers to amendment 6.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011 86-378-2925211 or Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Valves Technology, Inc.

By:/s/ Siping Fang
Siping Fang
Chief Executive Officer

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